Gelteq Limited

Level 19

644 Chapel Street

South Melbourne VIC, 3141

Australia

August 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Daniel Crawford

Re:	Gelteq Limited
Registration Statement on Form F-1
Originally Filed on July 1, 2025
File No. 333-288442

Dear Mr. Crawford,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gelteq Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. on Friday, August 29, 2025, or as soon as practicable thereafter.

Very truly yours,

/s/ Nathan J. Givoni
Nathan J. Givoni
Chief Executive Officer